UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 10-SB

           GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS
       Pursuant to Section 12(b) or (g) of the Securities
                      Exchange Act  of 1934

                                      GLOBAL SIGHT, INC
                      (Name of Small Business Issuer in its
  charter)




                        Nevada
  95-4720297
     (State or other  jurisdiction of        (I.R.S.
    Employer Identification No.)
      incorporation or organization)


    270 North Canon Drive, Suite 203,
    Beverly Hills, California                          90210
      (Address of principal executive offices)
  (Zip Code)


                                        (310) 288- 0693
                                (Issuer's telephone number)


  Securities to be registered pursuant to section 12(b) of the Act:

     Title of each class                      Name of each
  exchange on which
         to be so registered                     each class
is to be registered

      Common shares                            NASD OTC
  Bulletin Board












                        TABLE OF CONTENTS


  PAGE

  Item 1. Description of Business...........    1

  Item 2. Plan of Operation.............      2

  Item 3. Description of Property...........     3

  Item 4. Security Ownership of Certain Beneficial
              Owners and Management..........      3

  Item 5.  Directors, Executive Officers, Promoters
               and Control Persons............     4

  Item 6. Executive Compensation............     5

  Item 7. Certain Relationships and Related
              Transactions................     6

  Item 8. Legal Proceedings.............      6

  Item 9. Market for Common Equity and Related
              Stockholder Matters............      7

  Item 10. Recent Sales of Unregistered
                Securities.................       7

  Item 11. Description of Securities...........        8

  Item 12. Indemnification of Directors and
                Officers................        8

  Item 13. Financial Statements...........        9

  Item 14. Changes In and Disagreements
                With Accountants on Accounting and Financial
                Disclosure...............       20

  Item 15. Financial Statements and Exhibits......       20

  Signatures....................        35






  Item 1. Description of Business.

  (a)  Business Development

            Global Sight, Inc. ("the Company") was
  incorporated
  in the State of Nevada on December 21, 1998. The Company, a calendar year entity, is a standard C- Corporation for federal income tax purposes. The Company which presently does not have any subsidiaries or affiliated entities, is a development stage enterprise. To date, the Company has had no significant operations.

             The Company has never been involved in any bankruptcy,
   receivership or similar proceedings.

  (b)  Business of  Issuer

            The Company's plan of business operation consists primarily of : (1) developing an international business and management consulting practice, and (2) exploring business opportunities both in the United States and throughout the globe including possible mergers, acquisitions and other business combinations.

             The Company's management is seeking consulting contracts with businesses on a worldwide basis. The
  Company,
  which presently has no employees, will hire, as needed, lawyers, accountants, MBA's and other professionals, as well as support staff.

             The Company's management is exploring mergers, acquisitions and other business combinations on a global basis.
  An area under close analysis is electronic commerce, as well as more traditional businesses with no significant barriers to entry. For potential merger candidates, the Company is looking at the depth of management and at strong potential return on equity (ROE) and return on investment (ROI).

  Forward-Looking Statements

          This Form 10-SB includes "forward-looking
  statements"
  within the meaning of the "safe-harbor" provisions of the
  Private
  Securities Litigation Reform Act of 1995.  Such statements are
  based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All statements, other than
                                1
  Item 1. Description of Business. (Continued)

  statements of historical facts included in this Form, including without limitation, statements under "Plan of Operations" and "Description of Business" , regarding the Company's financial position, business strategy, and plans and objectives of management of the Company for future operations, are forward-looking statements.

  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, but are not limited to, market conditions, competition and the ability to successfully complete financings.

        (c)  Reports to Security Holders

             The public may read and copy any materials the Company files with the Securities and Exchange
  Commission ("SEC") at the SEC's Public Reference
  Room at 450 Fifth Street,  N.W., Washington, D.C. 20549.
  The Public may obtain information on the operation of
   the public Reference Room by calling the SEC at 1-800-SEC-0330.

  Item 2. Plan of Operation.

      Business Operation (Please see Item 1. (b) Business of
Issuer).

  Financing

            The Company's management is seeking funding from a variety of sources including private placements of its stock, public offerings of its stock, as well as debt financing. Additionally, business combinations with entities with significant cash will be considered.
  However, there can be no assurance management will be successful in these endeavors.







                                2


  Item 2. Plan of Operation. (Continued)

            For the twelve month period form March 1, 1999 to February 28, 2000 it is anticipated, absent the Company's obtaining other sources of liquidity as described above, the Company's primary funding for ongoing corporate expenses, such as legal and accounting fees and filing fees will be provided by the Company's Chairman of the Board of Directors and President.

  The Company's management is commencing
  discussions with investment bankers pertaining to a stair step financing plan. This will encompass initial seed capital, a first and second level of private placements, bridge financing, mezzanine financing and an eventual initial public offering.
  However, there can be no assurance management will be successful in these endeavors.

  Item 3. Description of Property.

            The Company does not own any physical properties at this time.

            The Company's corporate executive office presently is located within the office of the Company's major shareholder/
  Chairman of the Board of Directors/President  Olesk.
  Mr. Jaak Olesk is a Certified Public Accountant based in
  Beverly Hills, California at 270 North Canon Drive,
  Suite Number #203.

  Item 4. Security Ownership of Certain Beneficial Owners
              and Management.

            The following table sets forth certain
  information as
  of March 15, 1999 with respect to the beneficial ownership (as such term is defined under section 13(d) of the Securities
  Exchange Act of 1934, as amended) of the common stock by (i) each person who is the beneficial owner of more than 5% of the common stock outstanding as of such date, (ii) each director of the Company, (iii) the named officers, and (iv) all executive officers of the Company as a group:




                                3


  Item 4. Security Ownership of Certain Beneficial Owners
              and Management. (Continued)


  Amount of
  Name and address of Beneficial Owner   Beneficial
  Percent

  Ownership   of Class

  Jaak Olesk
  2,500,000      92.6
  270 N. Canon Drive, Suite #203
  Beverly Hills, California  90210

  Lilian Cruz
  100,000        3.7
  270 N. Canon Drive, Suite #203
  Beverly Hills, California 90210

  All Directors, Nominees and Executive
  Officers as a Group (2 persons)                2,600,000
  96.3

  Item 5. Directors, Executive Officers, Promoters and
              Control Persons.

  The following individuals are the directors of the
  Company:


  Name of Director        Age          Title

  Jaak Olesk                   46           Chairman of the
  Board
                                                     of
  Directors and President

   Lilian Cruz                  31           Director and
  Secretary/

  Treasurer

  Both directors have indefinite terms of office.
  Both directors have served since inception on December 21, 1998.

  The following individuals are the executive officers of the Company:

  Name of Executive Officer      Age       Title

  Jaak Olesk                               46
  Chairman of the Board

  of Directors and President

  Lilian Cruz                               31
  Director and Secretary/

  Treasurer

                                   4
  Business Experience

           Jaak Olesk. Mr. Olesk is a Certified Public
  Accountant
  and has a Juris Doctorate Degree. Mr. Olesk has recently completed Law School and has recently taken the California Bar Examination. Mr. Olesk has over twenty years of business experience including auditing, accounting and tax services.
  During the last five years, Mr. Olesk has gained substantial international business experience by making foreign business trips, including trips to Canada, Ukraine, the Netherlands,
  China and Hong Kong.

           Lilian Cruz. Ms. Cruz has an Associates Degree in
  Business Administration. Ms. Cruz has over five years of experience in business and accounting.

  Item 6. Executive Compensation.


                   SUMMARY COMPENSATION TABLE




  Long Term Compensation
                                      Annual Compensation
  Awards              Payouts


  Other                        Securities
  Name
  Annual   Registered  Under-                   All other
  and
  Compen-   Stock        Lying        LTIP     Compen-
  Principal      Year
  sation    Award(s)   Options/    Payouts    sation
  Position     (Note A)  Salary ($) Bonus ($)     $
  $          SARs (#)       $             $

  Jaak Olesk
  President      1999           -               -
  -              -                 -               -
  -

                      1998           -               -
  -              -                 -               -       $
  1,000
  Lilian Cruz
  Secretary/
  Treasurer     1999           -               -
  -              -                 -               -
  -

                      1998           -               -
  -              -                 -               -      $
  100


  Note A: 1999 is for the period January 1, 1999 to March
  15, 1999;
  1998 is for the period December 21,1998 to December 31, 1998.






                                5
  Item  7. Certain Relationships and Related Transactions.

  Initial Cash Infusions by Founder

           In December, 1998 the Company issued 500,000 shares of its common stock to its founder Jaak Olesk, Chairman of the
  Board of Directors and President of the Company, for aggregate proceeds of $500. The stock issuance was approved by the written consent of the Directors of the Company on December 21, 1998.

            In March, 1999 the Company issued 1,000,000 shares of its common stock to Jaak Olesk for aggregate proceeds of $1,000. The stock issuance was approved by the written consent of the Directors of the Company on March 10, 1999.

      Shares for Services

           In December, 1998 the Company issued a total of 1,200,000 shares of its common stock for services performed.
  Jaak Olesk, Chairman of the Board of Directors and President, received 1,000,000 shares of common stock for consulting, accounting and advisory services. Lilian Cruz, Director and
  Secretary/ Treasurer, received 100,000 shares of common stock for administrative and secretarial services. Morena Rodriguez also received 100,000 shares of common stock for administrative and secretarial services. The stock issuance was approved by the written consent of the Directors of the Company on December
  21, 1998.

  Item 8. Legal Proceedings.

          The Company is not a party to any pending legal proceeding. Management is not aware of any threatened litigation, claims or assessments.

  Item 9. Market for Common Equity and Related
              Stockholder Matters.

   (a) Market Information

         Currently, there is no public market for the
  Company's
  common stock.  At the appropriate time, the Company's
  management will  complete the pertinent procedures for
  listing the Company's common stock on the National
  Association of Securities Dealers Over the Counter
  Electronic Bulletin Board.                           6
      Item 9. Market for Common Equity and Related
Stockholder
              Matters. (Continued)

          The Company has no common equity that is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.
  All 2,700,000 shares of common stock outstanding at March 15, 1999 could be sold pursuant to Rule 144 under the Securities Act.

  (b) Holders

        As of March 15, 1999 there were three common shareholders of record.

  (c) Dividends

        The Company has never declared any cash dividends.

        The current policy of the Company is not to pay cash dividends, but instead to retain future earnings, if any, to support the growth of the Company.

          However, there are no restrictions that limit the ability to pay dividends on common equity when it is lawful to do so.

  Item 10. Recent Sales of Unregistered Securities.

      In December, 1998 the Company issued 500,000 shares of its common stock to Jaak Olesk, Chairman of the Board of Directors and President, for aggregate proceeds of $500.

      In December, 1998 the Company issued a total of 1,200,000 shares of its common stock for services performed.
  Jaak Olesk, Chairman of the Board of Directors and President, received 1,000,000 shares of common stock for consulting, accounting and advisory services. Lilian Cruz, Director and
  Secretary/ Treasurer, received 100,000 shares of common stock for administrative and secretarial services. Morena Rodriguez also received 100,000 shares of common stock for administrative and secretarial services.

      In March, 1999 the Company issued 1,000,000 shares of its common stock to Jaak Olesk, Chairman of the Board of Directors and President, for aggregate proceeds of $1,000.


                                7
  Item 11. Description of Securities.

         The Company's authorized capital stock consists of 25,000,000 shares of common stock, of which, 2,700,000 shares were issued and outstanding as of March 15, 1999.

         Shareholders do not have an unqualified right to a dividend. The policy of the Company is not to declare dividends, however dividends may be declared, when lawful to do so, at the discretion of the Board of Directors.

         A common shareholder has the right to vote her shares in the affairs of the Company. Common shares have one vote each. The right to vote may be delegated by the shareholder to another person.

         Shareholders do not have preemption rights.  NRS
  78.265
  pertaining to corporations organized on or after October
  1, 1991
  states: "the stockholders of a corporation do not have a preemptive right to acquire the corporation's unissued shares except to the extent the articles of incorporation so provide".
  The Company's articles of incorporation do not so provide.

         In the event of a liquidation or dissolution of the Company, common shareholders are entitled to share pro rata all assets remaining, if any, after payment in full of all liabilities.

         Shareholders do not have any other material rights.
  There are no provisions in the Company's articles of incorporation or by-laws that would delay, defer or prevent a change in control of the Company.

  Item 12. Indemnification of Directors and Officers.

         The Company's by-laws provide for indemnification against necessary expenses incurred, of directors or officers who are named as defendants in litigation relating to corporate affairs, except where the director or officer is adjudged in the action to be liable for negligence or misconduct in the performance of duty.

         Section 78.7502 of Nevada Corporation Law
  ("Discretionary and Mandatory Indemnification of Officers, Directors, Employees and Agents:
  General Provisions.") authorizes the Company to do the above.

  Item 13. Financial Statements.


                       Global Sight, Inc.


                  INDEX TO FINANCIAL STATEMENTS



  PAGE
  Report of Independent  Certified Public
  Accountants................   10


  Financial Statements:


  Balance Sheets as of  February 28, 1999 and
  December 31, 1998...............  12

  Statements of Operations for the two month
   period ended February  28, 1999, the period from
   December 21, 1998 (inception) to December 31, 1998
   and for the period from December 21, 1998
   (inception) to February 28,  1999........  13

  Statements of Shareholders' Deficit for the period
    December 21, 1998 (Inception) through
    February 28, 1999.............    14

  Statements of Cash Flows for the two month
   period ended February 28, 1999, the period from
   December 21, 1998 (inception) to December 31,  1998
   and for the period from December 21, 1998
   (inception) to February 28, 1999........   15

                  INDEPENDENT AUDITORS' REPORT

  To the Shareholders and Board of Directors
  Global Sight, Inc.
  (A Development Stage Company)

  We have audited the accompanying balance sheets of Global Sight, Inc. (A Development Stage Company) as of February 28, 1999 and December 31, 1998 and the related statements of operations, shareholders' equity
  (deficit) and cash flows, for the two months ended
  February 28, 1999, the period from inception
  December 21, 1998 to December 31, 1998, and for the period from inception December 21, 1998 to February 28,
      1999. These financial statements are the responsibility
      of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made be management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Sight, Inc. (A Development Stage Company) as of February 28, 1999 and December 31, 1998 and the results of its operations and its cash flows for the two months ended February 28, 1999, the period from inception December 21, 1998 to December 31, 1998, and for the period from inception December 21, 1998 to February 28, 1999 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  /s/  Friedman, Minsk, Cole &  Fastovsky
  Friedman, Minsk, Cole & Fastovsky

  Los Angeles,  California
  March  31,  1999

                       GLOBAL SIGHT, INC.
                  (A Development Stage Company)
                         BALANCE SHEETS


                                              February 28,
  December 31,
                                                   1999
  1999



  ASSETS

  Current Assets
    Cash and cash
     equivalents                        $           166
  $          500

  Total current assets                           166
  500

                                              $          166
  $         500

  LIABILITIES AND SHAREHOLDERS EQUITY (DEFICIT)

  Current Liabilities
     Accrued expenses              $          600
  $              -

  Total current liabilities                     600
  -

  Common stock, $.001 par
   value, 25,000,000 shares
   authorized, 1,700,000 shares
   issued and outstanding
   at both February 28, 1999
   and  December 31, 1998               1,700
  1,700
   Additional paid-in-capital                    -
  -

  (Deficit) accumulated
    during the development
     stage                                         (2,134)
  (1,200)

  Total shareholders' equity
   (deficit)                                          (434)
  (500)

                                               $         166
  $       (500)


         See accompanying notes to financial statements.

                               12
                       GLOBAL SIGHT, INC.
                  (A Development Stage Company)
                    STATEMENTS OF OPERATIONS



  (Inception)          (Inception)
                            Two Months      December 21,
  December 21,
                                Ended                1998 to
  1998 to
                             February 28,     December 31,
  February 28,
                                  1999                  1998
  1999


  Revenue                $            -         $
  -           $              -

  Expenses:
  General and
   administrative                934                1,200
  2,134

  (Loss) from
    operations                    (934)             (1,200)
  (2,134)

  Income taxes                       -
  -                           -

  Net (loss)               $      (934)        $   (1,200)
  $    (2,134)

  (Loss) per
     common
       share                 $       (.00)        $
  (.00)           $        (.00)


  Weighted
    average shares
     outstanding          1,700,000        1,700,000
  1,700,000













         See accompanying notes to financial statements.

                               13
                       GLOBAL SIGHT, INC.
                  (A Development Stage Company)
             STATEMENTS OF CHANGES IN SHAREHOLDERS'
                        EQUITY (DEFICIT)


  (Deficit)

  Accumulated

  Additional    During the
                               Common     Stock       Paid-
  In       Development
                                Shares      Amount
  Capital            Stage             Total

  Common shares
  issued for cash-
  Dec. 21, 1998         500,000   $      500    $
  -       $           -        $    500

  Common shares
  issued for
  services-
  Dec. 21, 1998      1,200,000        1,200
  -                    -           1,200

  Net (loss) for
  the period from
  inception
  Dec. 21, 1998 to
  Dec. 31, 1998                    -               -
  -           (1,200)        (1,200)

  Balance-
  Dec. 31, 1998      1,700,000        1,700
  -            (1,200)           500

  Net (loss) for the
  two months ended
  Feb. 28, 1999                    -               -
  -              (934)          (934)

  Balance-
  Feb. 28, 1999      1,700,000    $  1,700        $
  -         $(2,134)      $  (434)














         See accompanying notes to financial statements.

                               14
                         GLOBAL SIGHT, INC.
                         (Development Stage Company)
                           STATEMENTS OF CASH FLOWS



  (Inception)        (Inception)
                                          Two Months
  December 21,    December 21,
                                       Ended
  1998 to           1998 to
                                   February 28,     December
  31,    February 28
                                        1999
  1998                1999

  Cash flows from
    operating activities:

       Net (loss)              $     (934)          $
  (1,200)        $   (2,134)
   Adjustments to
  reconcile  net loss to
  cash flows from
  operating  activities:
  Shares issued for services         -                 1,200
  1,200
  Change in accrued
     expenses                            600
  -                 600

  Net cash from (for)
    operating activities:           (334)
  -                (334)
  Net cash from financing
    activities:
     Common stock
            issuance                         -
  500                 500

  Increase (decrease)
     in cash                            (334)
  500                 166

  Cash at beginning
    of period                           500
  -                      -

  Cash at end of
    period                      $       166           $
  500        $        166







         See accompanying notes to financial statements.


                               15


                            GLOBAL SIGHT, INC.
                         (Development Stage Company)
                           STATEMENTS OF CASH FLOWS
                                 (Continued)




  (Inceptiom)        (Inception)
                                          Two Months
  December 21,    December 21,
                                       Ended
  1998 to           1998 to
                                   February 28,     December
  31,    February 28
                                        1999
  1998                1999


  Supplemental cash
    flows  information:
      Cash paid during the
        period for:

  Income Taxes              $            -          $
  -         $            -

  Interest                        $            -          $
  -         $            -

  Non-cash financing
    transactions:
      Common shares
       issued for services       $           -           $
1,200          $    1,200

















         See accompanying notes to financial statements.

                               16

                       GLOBAL SIGHT, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                        February 28, 1999


  Note 1 - Summary of Significant Accounting Policies

  Nature of Operations
      Global Sight, Inc. (the "Company"), a Nevada corporation, was incorporated on December 21, 1998.
  The Company, which is in the development stage, is exploring business consulting opportunities and potential business combinations on a global basis. To date, the Company has had no revenues.

  Cash Equivalents
      Cash equivalents consist of funds invested in money market accounts and investments with a maturity of three months or less when purchased.

  Loss per Share
      The computation of loss per share of common stock is based on the weighted average number of shares outstanding during the periods presented.

  Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

  Issuance of Shares for Services
      Valuation of shares for services in based on estimated value (par) of the shares issued.

  Income Taxes
      The Company records its income tax provision in accordance with Statement of Financial Accounting
  Standards No. 109, "Accounting for Income Taxes".
  (See Note 3.)




                               17

                       GLOBAL SIGHT, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                           (Continued)
                        February 28, 1999


  Note 2 - Basis of presentation and considerations related to continued existence (going concern)

          The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $934 and $1,200 for the two months ended February 28, 1999 and the period from inception on December 21, 1998 to December 31, 1998, respectively. These factors, among others, raise substantial doubt as to the
  Company's ability to continue as a going concern.

      The Company's management intends to raise additional operating funds through equity and/or debt offerings.
  However, there can be no assurance management will be successful in this endeavor.

  Note 3 -Income taxes
          The Company records its income tax provision in accordance with Statement of Financial Accounting
  Standards No. 109 "Accounting for Income Taxes" which requires the use of the liability method of accounting for deferred income taxes.

      Since the Company has not generated taxable income since inception, no provision for income taxes has been provided . At February 28, 1999, the Company did not have any significant tax net operating loss carryforwards
  (tax benefits resulting from losses for tax purposes have been fully reserved due to the uncertainty of a going concern).
  At February 28, 1999 and December 31, 1998, the Company did not have any significant deferred tax liabilities or deferred tax assets.






                               18
                       GLOBAL SIGHT, INC.
                  (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                           (Continued)
                        February 28, 1999




  Note 4 - Related Party Transactions
           In addition to the 1,200,000 shares to its officers and one other shareholder for services during the period ended
  December 31, 1998, the Company paid a non-officer shareholder $100 for services in the two months ended
  February 28, 1999.

           The Company uses the facilities and personnel of its president without charge.

  Note 5 - Development Stage Company
           The Company is a development stage Company.
  A development stage company is one for which principal operations have generated no revenues or an insignificant amount of revenue. A development stage company devotes most of its activities to establishing a new business.

  Note 6 -  Subsequent Event
           On March 10, 1999 the Company issued 1,000,000 shares of its common stock to its Chairman of the Board of Directors and President for aggregate proceeds of $1,000. At March 15, 1999 the total common shares issued and outstanding was 2,700,000.














                               19


  Item 14. Changes In and Disagreements With Accountants on
                Accounting and Financial Disclosure.

          The Company has not had any changes in or disagreements with accountants since inception.

  Item 15. Financial Statements and Exhibits.

      (a) Financial statements filed as part of this registration statement are:

          Balance sheets as of: February 28, 1999 and December 31, 1998.

          Statements of operations for periods:  January 1,
  1999
  to February 28, 1999, December 21, 1998 to December 31,
  1998 and December 21, 1998 to February 28, 1999.

          Statement of changes in shareholders' equity for period from December 21, 1998 to February 28, 1999.

          Statements of cash flows for periods: January 1, 1999 to
  February 28, 1999 December 21, 1998 to December 31, 1998, and December 21, 1998 to February 28, 1999.

   The above financial statements, and related footnotes, are all included in Item 13.

  (b)   Index of exhibits

  Exhibit:
  PAGE

  Articles of Incorporation,
  as amended, of Global Sight, Inc......    21

  By-laws of Global Sight, Inc.........    27











                               20

                    ARTICLES OF INCORPORATION

                               OF

                       Global Sight, Inc.

               FIRST.   The name of the corporation is:

                       Global Sight, Inc.

                              SECOND.   Its registered
  office in the State
  of Nevada is located at 2533 North Carson Street, Carson
  City,
  Nevada 89706 that this Corporation may maintain an office, or offices, in such other place within or without the State of
  Nevada as may be from time to time designated by the Board of Directors, or by the By-Laws of said Corporation, and that this Corporation may conduct all Corporation business of every kind and nature, including the holding of all meeting of Directors and Stockholders, outside the State of Nevada as well as within the State of Nevada

                             THIRD.  The objects for which
  this
  Corporation is formed are: To engage in any lawful activity, including, but not limited to the following:

  (A) Shall have such rights, privileges and powers as may be conferred upon corporations by any existing law.

      (B) May at any time exercise such rights, privileges and powers, when not inconsistent with the purposes
and
      objects for which this corporation  is organized.

  (C) Shall have power to have succession by its corporate name for the period limited in its certificate or articles
      of incorporation, and when no period is limited, perpetually, or until dissolved and its affairs its affairs wound up
      according to law.

  (D) Shall have power to sue and be sued in any court of law or equity.

  (E)     Shall have power to make contracts.

  (F) Shall have power to hold, purchase and convey real and personal estate and to mortgage or lease any such real
      and personal estate with its franchises. The power to hold

                               21
       real and personal estate shall include the power to take
       the same by devise or bequest in the State of Nevada, or in any other state, territory or country.

  (G)   Shall have power to appoint such officers and agents
      as the affairs of the corporation shall require, and to
allow
      them suitable   compensation.

  (H) Shall have power to make By-Laws not inconsistent with the constitution or laws of the United States, or of the State
      of Nevada for the management, regulation and government of its affairs and property, the transfer of its stock, the transaction of its business, and the calling and holding of meetings of its stockholders.

  (I) Shall have power to wind up and dissolve itself, or be wound up or dissolved.

  (J) Shall have power to adopt and use a common seal or stamp, and alter the same at pleasure. The use of a seal
      or stamp by the corporation on any corporate documents is
      not necessary. The corporation may use a seal or stamp, if it desires, but such use or nonuse shall not in any way affect the legality of the document.

  (K) Shall have power to borrow money and contract debts when necessary for the transaction of its business, or for the exercise of its corporate rights, privileges or franchises, or for any other lawful purpose of its incorporation; to issue bonds, promissory notes, bills of exchange, debentures, and other obligations and evidences of indebtedness, payable at a specified time or times, or payable upon the happening of a specified event or events, whether secured by mortgage, pledge or otherwise, or unsecured, for money borrowed, or in payment for property purchased, or acquired, or for any other lawful object.

  (L) Shall have power to guarantee, purchase, hold, sell, assign, transfer, mortgage, pledge or otherwise dispose of the shares of the capital stock of, or any bonds, securities or evidences of the indebtedness created by, any other corporation or corporations of the State of Nevada, or any other state or government, and, while owners of such stock, bonds, securities or evidences of indebtedness, to exercise all the rights, powers and privileges of ownership, including the right to vote, if any.


                               22

  (M) Shall have power to purchase, hold, sell and transfer shares of its own capital stock, and use therefor its capital, capital surplus, surplus, or other property or fund.

  (N) Shall have power to conduct business, have one or more offices, and hold, purchase, mortgage and convey real and personal property in the State of Nevada, and in any of the several states, territories, possessions and dependencies of the United States, the District of Columbia, and any foreign countries.

  (O) Shall have power to do all and everything necessary and proper for the accomplishment of the objects enumerated in its certificate or articles of incorporation, or any amendment thereof, or necessary or incidental to the protection and benefit of the corporation, and, in general, to carry on any lawful business necessary or incidental to the attainment of the objects of the corporation, whether or not such business is similar in nature to the objects set forth in the certificate or articles of incorporation of the corporation, or any amendment thereof.

  (P) Shall have power to make donations for the public welfare or for charitable, scientific or educational purposes.

  (Q) Shall have power to enter into partnerships, general or limited, or joint ventures, in connection with any lawful activities, as may be allowed by law.

                            FOURTH.  That the total number
  of common
  stock authorized that may be issued by the Corporation is twenty five million (25,000,000) shares of stock of which are at one tenth of one cent (.001) par value and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such considerations as may be fixed from time to time by the Board of Directors.

                            FIFTH.  The governing board of
  this corporation
  shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the By-Laws of this Corporation, providing that the number of directors shall not be reduced to fewer than one (1).

        The name and post office address of the first board of Directors shall be one (1) in number and listed as follows:


                               23



POST OFFICE ADDRESS

           Brent Buscay                        2533 North
  Carson Street

  Carson City, Nevada 89706



                             SIXTH.  The capital stock,
  after the amount of
  the subscription price, or par value, has been paid in, shall not be subject to assessment to pay the debts of the corporation.



   SEVENTH. The name and post office address of the Incorporator signing the Articles of Incorporation is as follows:


         NAME                                       POST
  OFFICE ADDRESS
         Brent Buscay                              2533
  North Carson Street

  Carson City, Nevada 89706


   EIGHTH.  The agent for this corporation shall be:

                                                LAUGHLIN
  ASSOCIATES, INC.

  The address of said agent, and, the registered or statutory address of this corporation in the state of Nevada, shall be:

                                     2533 North Carson Street
                                     Carson City, Nevada
89706


     NINTH.  The corporation is to have perpetual existence.

     TENTH. In furtherance and not in limitation of the powers
     conferred by statute, the Board of Directors is expressly authorized:

        Subject to the By-Law, if any, adopted by the Stockholders, to make, alter or amend the By-laws of the Corporation.

       To fix the amount to be reserved as working capital over and above its capital stock paid in; to authorize and cause to be executed, mortgages and liens upon the real and personal property of this Corporation.

                               24


       By resolution passed by a majority of the whole Board, to designate one (1) or more committees, each committee to consist of one or more of the Directors of the Corporation, which, to the extent provided in the resolution, or in the By-Laws of the
  Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation. Such committee, shall have such name, or names, as may be stated in the By-Laws of the Corporation, or as may be determined from time to time by resolution adopted by the Board of directors.


  When and as authorized by the affirmative vote of the Stockholders holding stock entitling them to exercise at least a majority of the voting power given at a Stockholders meeting called for that purpose, or when authorized by the written consent of the holders of at least a majority of the voting stock issued and outstanding, the
  Board of Directors shall have power and authority at any meeting to sell, lease or exchange all of the property and assets of the Corporation, including its good will and its corporate franchises, upon such terms and conditions as its board of Directors deems expedient and for the best interests of the Corporation.

      ELEVENTH. No shareholder shall be entitled as a matter of right to subscribe for or receive additional shares of any class of stock of the Corporation, whether now or hereafter authorized, or any bonds, debentures or securities convertible into stock, but such additional shares of stock or other securities convertible into stock may be issued or disposed of by the Board of Directors to such persons and on such terms as in its shall deem advisable.

      TWELFTH. No director or officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provision shall not eliminate or limit the liability of a director or officer (i ) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this
  Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.


                               25
     THIRTEENTH. This Corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of
  Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon
  Stockholders herein are granted subject to this reservation.

  I, THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a Corporation pursuant to the
  General Corporation Law of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this December 21, 1998.

                              /s/    Brent Buscay

  Brent Buscay

  STATE OF NEVADA         )
                                              )   SS:
  CARSON CITY                  )

  On this December 21, 1998 in Carson City, Nevada, before me, the undersigned, a Notary public in and for Carson City, State of Nevada, personally appeared:

                          Brent Buscay

  Known to me to be the person whose name is subscribed to the foregoing document and acknowledged to me that he executed the same.

                            /s/    Casey W. Andrews
                                    Notary Public

  I, Laughlin Associates, Inc. hereby accept as Resident for the previously named Corporation.


  December 21, 1998          /s/   Brent Buscay
  Date                                    Vice President








                               26

                       Global, Sight, Inc.

                             BY-LAWS

  ARTICLE I    MEETINGS OF SHAREHOLDERS

  1. Shareholders' Meetings shall he held in the office of the corporation, at Carson City, NV, or at such other place or places as
      the Directors shall, from time to time , determine.

  2. The annual meeting of the shareholders of this corporation shall be held at 11:00 a.m., on the 21st day of
December of each
      year beginning in 1999, at which time there shall be elected by the shareholders of the corporation a Board of Directors for the ensuing year, and the shareholders shall transact such other business as shall properly come before them. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

  3. A notice signed by any Officer of the corporation or by any person designated by the Board of Directors, which sets forth the place of the annual meeting, shall be personally delivered to each of the shareholders of record, or mailed postage prepaid, at the address as appears on the stock book of the corporation, or if no such address appears in the book of the corporation, to his last known address, at least ten
  (10)  days prior to the annual meeting.

         Whenever any notice whatever is required to be given under any article of these By-Laws, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time of the meeting of the shareholders, shall be deemed equivalent to proper notice.

  4. A majority of the shares issued and outstanding, either in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the shareholders.

  5. If a quorum is not present at the annual meeting, the shareholders present, in person or by proxy, may adjourn  to
  such future time as shall be agreed upon by them, and notice of such adjournment shall be mailed, postage prepaid, to each shareholder of record at least ten (10) days before such date to which the meeting was adjourned; but if a quorum is present, they may adjourn from day to day as they see fit, and no notice of such adjournment need be given.

                               27
  6. Special meetings of the shareholders may be called at anytime by the President; by all of the Directors provided there are no more than three, or if more than three, or if more than three, by any three Directors; or by the holder of a majority share of the capital stock of the corporation. The Secretary shall send a notice of such called meeting to each shareholder of record at least ten (10) days before such meeting, and such notice shall state the time and place of the meeting, and the object thereof. No business shall be transacted at a special meeting except as stated in the notice to the shareholders, unless by unanimous consent of all shareholders present, either in person or by proxy.

  7. Each shareholder shall be entitled to one vote for each share of stock in his own name on the books of the corporation, whether represented in person or by proxy.

  8. At all meeting of shareholders, a shareholder, may vote by proxy executed in writing by shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting.

  9. The following order of business shall be observed at all meetings of the shareholders so far as is practicable:

                                     a.    Call the roll;

                                     b.    Reading,
  correcting and approving of
                                            the minutes of
  the previous meeting;

                                     c.    Reports of
  Officers;

                                     d.    Reports of
  Committees;

                                     e.     Election of
  Directors;

                                     f.      Unfinished
  business; and

                                     g.      New business.

  10. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action to be taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                               28
  ARTICLE II    STOCK

  1. Certificates of stock shall be in a form adopted by the Board of Directors and shall be signed by the President and
  Secretary of the corporation.

  2.  All certificates shall be consecutively numbered;
  the name of the person owning the shares represented thereby, with the number of such shares and the date of issue shall be entered on the company's books.

  3. All certificates of stock transferred by endorsement thereon shall be surrendered by cancellation and new certificates issued to the purchaser or assignee.

  4. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of successions, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate;
  every such transfer shall be entered on the transfer book of the corporation.

  5. The corporation shall be entitled to treat the holder of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by laws of this state.

  ARTICLE III    DIRECTORS

  1.  A Board of Directors, consisting of at least one
  (1) person shall be chosen annually by the shareholders at their meeting to manage the affairs of the corporation.
  The Directors' term of office shall be one (1) year, and Directors may be re-elected for successive annual terms.

  2. Vacancies on the Board of Directors by reason of death, resignation or other causes shall be filled by the remaining
  Director or Directors choosing a Director or Directors to fill the unexpired term.




                               29


  3. Regular meetings of the Board of Directors shall be held at 1:00 p.m., on the 21st of day December of each year beginning in 1999 at the office of the company at Carson City, NV, or at such other time or place as the Board of Directors shall by resolution appoint; special meetings may be called by the President or any Director giving ten (10) days notice to each Director.

  Special meetings may also be called by execution of the
  appropriate
  waiver of  notice and called when executed by a majority
  of the
  Directors of the company.   A majority of the Directors
  shall constitute a quorum.

  4. The Directors shall have the general management and control of the business and affairs of the corporation and shall exercise all the powers that may be exercised or performed by the corporation, under the statutes, the Articles of Incorporation, and the By-Laws. Such management will be by equal vote of each member of the Board of Directors with each Board member having an equal vote.

  5. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Directors.

  6. A resolution, in writing, signed by all or a majority of the members of the Board of Directors, shall constitute action by the Board of Directors to effect therein expressed, with the same force and effect as though such resolution had been passed at a duly convened meeting; and it shall be the duty of the Secretary to record every such resolution in the Minute Book of the corporation under its proper date.

  7. Any or all of the Directors may be removed for cause by vote of the shareholders or by action of the Board.
  Directors may be removed without cause only by vote of shareholders.

  8. A Director may resign at any time by giving written notice to the Board, the President or the Secretary of corporation.
  Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the Board or such Officer, and the acceptance of the resignation shall not by necessary to make it effective




                               30

  9. A Director of the corporation who is present at a meeting of the Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting.
  Such right to dissent shall not apply to a Director who voted in favor of such action.

  ARTICLE IV    OFFICERS

  1.  The officers of this company shall consist of:
  a President, one or more Vice Presidents, Secretary, Treasurer, and such other officer as shall, from time to time, be elected or appointed by the Board of Directors.

  2. The PRESIDENT shall preside at all meetings of the Directors and the shareholders and shall have general charge and control over the affairs of the corporation subject to the Board of Directors. He shall sign or countersign all certificates, contracts and other instruments of the corporation as authorized by the Board of Directors and shall perform all such other duties as are incident to his office or are required by him by the Board of Directors.

  3.  The   VICE PRESIDENT  shall exercise the functions of
  President during the absence or disability of the President and shall have such powers and such duties as may be assigned to him, from time to time, by the Board of Directors.

  4.  The   SECRETARY  shall issue notices for all meetings
  as required by the By-Laws, shall keep a record of the minutes of the proceedings of the meetings of the shareholders and Directors, shall have charge of the corporate books, and shall make such reports and perform such other duties as are incident to his office, properly required of him by the Board of Directors. He shall be responsible that the corporation complies with Section 78.105 of the Nevada Revised Statutes and supplies to the Nevada Resident



                               31


  Agent or Registered Office in Nevada, any and all amendments to the corporation's Articles of Incorporation and any and all amendments or changes to the By-Laws of the corporation.
  In compliance with Section 78.105, he will also supply to the
  Nevada Resident Agent or Registered Office in Nevada, and maintain, a current statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete Post Office address, including street and number, if any, where such stock ledger or duplicate stock ledger is kept.

  5.  The    TREASURER  shall have the custody of all monies
  and securities of the corporation and shall keep regular books of account. He shall disburse the funds of the corporation in payment of the just demands against the corporation , or as may be ordered by the Board of Directors, making proper vouchers for such disbursements and shall render to the Board of Directors, from time to time, as may required of him, an account of all his transactions as Treasurer and of the financial condition of the corporation. He shall perform all duties incident to his office or which are properly required of him by the Board of Directors.

  6.  The RESIDENT AGENT   shall be in charge of the
  corporation's registered office in the State of Nevada, upon whom process against the corporation may be served and shall perform all duties required of him by statute..

  7. The salaries of all Officers shall be fixed by the Board of Directors and may be changed, from time to time, by a majority vote of the Board.

  8. Each of such Officers shall serve for a term of one (1) year or until their successors are chosen and qualified.
  Officers may be re-elected or appointment for successive annual terms.

  9. The Board of Directors may appoint such other Officers and Agents, as it shall deem necessary or expedient, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined, from time to time, by the Board of Directors.



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  10.   Any  Officer or Agent elected or appointed by the
  Directors may be removed by the Directors whenever in their judgment the best interest of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

  11. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Directors for the unexpired portion of the term.

  ARTICLE V  INDEMNIFICATION OF OFFICERS
  AND DIRECTORS

          The corporation shall indemnify any and all of its Directors and Officers, and its former Directors and Officers, or any person who may have served at the corporation's request as a Director or Officer of another corporation in which it owns shares of capital stock or of which it is a creditor, against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director(s) or Officer(s) of the corporation, or of such other corporation, except, in relation to matters as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled, under By-Laws, agreement, vote of shareholders or otherwise.

  ARTICLE VI    DIVIDENDS

       The Directors may, from time to time, declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by Law.







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  ARTICLE VII    WAIVER OF NOTICE

       Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or Director of the corporation under the provisions of these By-Laws or under the provisions of Articles of Incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before of after the time stated therein, shall be deemed equivalent the giving of such notice.

  ARTICLE VIII    AMENDMENTS

  1.  Any of these By-Laws may be amended by
  a majority vote of the shareholders at any annual meeting or at any special meeting called for that purpose.

  2. The Board of Directors may amend the By-Laws or adopt additional By-Laws, but shall not alter or repeal any By-laws adopted by the shareholders of the company.


               CERTIFIED TO BE THE BY-LAWS OF :

                      Global Sight, Inc.


                          By: /s/   Lilian Cruz
                                Secretary














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  SIGNATURES


         In accordance with Section 12 of the Securities
  Exchange
  Act of 1934, the small business issuer caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     GLOBAL SIGHT, INC.
                                        (small business
  issuer)

                                             /s/   Jaak
  Olesk
                                                  Jaak Olesk
                                 Chairman of the Board,
  President


                                 Date  May 14,   1999

























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